PROMISSORY NOTE

$50,000.00   December 31, 2004
                                                                                Minneapolis, Minnesota

        FOR VALUE RECEIVED, Heartland, Inc., a Maryland corporation, promises to pay to
the order of Larry W. Karkela ("Creditor ") at 4004 Lawndale Avenue N., Plymouth, MN 55446
or at such other place as the holder hereof may designate from time to time, the principal sum of
Fifty Thousand and no/100 Dollars ($50,000.00) with no interest thereon on or before January
31, 2005 pursuant to the provisions of the Stock Purchase Agreement executed between the
parties on December 31, 2004.

        All or any part of the unpaid balance of this Note may be prepaid at any time without
penalty. All payments shall be applied first to accrued and unpaid interest due hereunder and the
balance to principal. Any partial prepayment shall not reduce the amount of any monthly
installment due.

        The obligations of the undersigned hereunder are secured pursuant to that Stock Purchase
Agreement and Pledge and Security Agreement between the undersigned and Creditor, and of
even date herewith.

Heartland, Inc.

By: _____

Its: _____

Print Name_____

STATE OF _____   )
) ss.
COUNTY OF _____)

        The foregoing instrument was acknowledged before me this December 31, 2004 by
_____ acting in his capacity as _____ of Heartland, Inc.

                                    _____
                                    Signature of Notary Public